SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT  NO.    )

                              Call-Solutions Inc.
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                                (NAME OF ISSUER)

                          Convertible Preferred Stock
                                and Common Stock
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                         (TITLE OF CLASS OF SECURITIES)


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                                 (CUSIP NUMBER)
                              Dr. Bashiruddin Usama
                          2250 Warrensville Center Rd
                          University Heights, OH 44118
                                 1.888.370.9654

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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  June 18, 2003
    -----------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC  (08-00)
CUSIP  No.

(1)    Names  of  Reporting  Persons
       I.R.S.  Identification  Nos.  of  above  persons  (entities  only)

       Dr.  Bashiruddin  Usama
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(2)    Check the Appropriate  Box  if  a  Member of a Group (See Instructions)
          (a)
          (b)(x)

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(3)    SEC  Use  Only

--------------------------------------------------------------------------------

(4)    Source  of  Funds  (See  Instructions)
          PF
--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

(6)    Citizenship  or  Place  of  Organization

       University  Heights,  OH
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               (7)   Sole  Voting  Power
  Number of
                     250,000,000
   Shares      -----------------------------------------------------------------
 Beneficially  (8)   Shared  Voting  Power
  Owned by
                     0
    Each       -----------------------------------------------------------------
  Reporting
               (9)   Sole  Dispositive  Power
 Person  With        250,000,000
               -----------------------------------------------------------------

               (10)  Shared  Dispositive  Power

                     0
               -----------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 500 shares of Convertible Preferred Stock, convertible into 250,000,000 shares of Call-Solutions' common stock
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(12) Check  if  the  Aggregate  Amount  in  Row (11) Excludes  Certain
     Shares  (See  Instructions)

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

     59.40%

--------------------------------------------------------------------------------

(14) Type  of  Reporting  Person  (See  Instructions)
     IN
--------------------------------------------------------------------------------

ITEM  1:  SECURITY  AND  ISSUER

This statement relates to the common stock and preferred stock of Call-Solutions, Inc., a California Corporation. The holders of the preferred stock may vote their shares on an "as if converted" basis. Call-Solutions, Inc. principal office is located at 2250 Warrensville Center Road, University Heights, OH 44118.


ITEM  2:  IDENTITY  AND  BACKGROUND

     (a)  This  statement  is  being  filed  by  Dr.  Bashiruddin  Usama.

     (b) Dr. Usama's business address is 5 Severance Circle, Suite 209, Cleveland Heights, OH 44118.

     (c) Dr. Usama is an Oral Surgeon with his practice and office located at 5 Severance Circle, Suite 209, Cleveland Heights, OH 44118

     (d) During the last five years, Dr. Usama has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, Dr. Usama was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

     (f) Bashiruddin Usama is a citizen of the United States and resident of Ohio.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

In conjunction with its inspection and investigation, the Board of Directors has determined that the $50,000 loaned to Call-Solutions, Inc. (CSOL) on or about August 13, 2002, was actually wired and loaned to CSOL by Dr. Usama.

After further investigation, it was determined that the certain agreement between Ron Allen and CSOL documenting this loan should be canceled, and a new agreement between Dr. Usama and CSOL should be issued reflecting the new agreement.

Dr. Usama has agreed to cancel this debt in exchange for 500 Convertible Preferred Shares of Call-Solutions, Inc. stock at $1,000 per share, convertible to common voting shares at $.002 per share.


The Board of Directors entered into a new agreement with Dr. Usama documenting the $50,000 loan and forgiveness of debt in exchange for 500 convertible preferred shares.

The board of directors issued Dr. Usama 500 shares of convertible preferred stock valued at $1,000 per share, convertible to common stock at $.002 per share.

ITEM  4.  PURPOSE  OF  TRANSACTION

The purpose of the transaction is to extinguish the $50,000 debt and to correctly Document the relationship between Dr. Usama and CSOL and to change ownership and control of the Call-Solutions, for the purpose of establishing a new board of directors and management with the purpose of developing assets and business for CSOL.


ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

        a. According to Call-Solutions, there were 81,495,911 shares of common stock outstanding as of June 30, 2003. On November 5, 2002, Call-Solutions' Board of Directors agreed to issue 1,697 shares of preferred stock with the value of $1,000 per share. The preferred stock is convertible at the rate of $.005 per share and could convert into 339,400,000 shares of common stock. The preferred stock holders can vote their shares as if converted. The aggregate shares that may vote are 420,895,911. Dr. Usama beneficially owns 500 shares of Convertible Preferred Stock. Dr. Usama has the right to vote
250,000,000 of these shares. Dr. Usama's shares represent 59.40%. Dr. Usama has the sole power to vote the 500 shares of convertible preferred stock or 250,000,000 as if the preferred stock was converted.

        b. Dr. Usama has the power to vote the 250,000,000 shares of common stock, and Dr. Usama has the sole power to vote the 500 shares of convertible preferred stock or 250,000,000 votes as if converted.

        c. Except as set forth in this Schedule 13D, there have been no sales or purchases with respect to Call-Solutions shares effected during the past sixty days by Dr. Usama.

        d.      Not  applicable.


        e.      Not  applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER



ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

EXHIBIT A: Resolution of the Board of Directors dated June 1, 2003. EXHIBIT B: Forgiveness of Debt Agreement

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July  18,  2003

/s/
-------------------------
Bashiruddin  Usama


EXHIBIT  A
----------

                                   RESOLUTION
                            OF THE BOARD OF DIRECTORS
                              DATED: JUNE 1, 2003

          WHEREAS, in conjunction with its inspection and investigation, the Board of Directors has determined that the $50,000 loaned to CSOL on or about August 13, 2002, was actually wired to CSOL by Dr. Usama.

          WHEREAS, after further investigation, it was determined that the certain agreement between Ron Allen and CSOL documenting this loan should be canceled, and a new agreement between Dr. Usama and CSOL should be issued reflecting the new agreement;

          WHEREAS, Usama has agreed to cancel this debt in exchange for 500 Convertible Preferred Shares of Call-Solutions, Inc. stock at $1,000 per share, convertible to common voting shares at $.002 per share.

          NOW THEREFORE IN CONSIDERATION OF THE FOREGOING RECITALS, THE BOARD OF DIRECTORS HEREBY ADOPTS AND RESOLVES THE FOLLOWING:

          1. That The Board of Directors is authorized to issue a new agreement between CSOL and Dr. Usama documenting the $50,000 loan to CSOL has been forgiven in exchange for convertible preferred shares, as set forth in the recitals above.

          2. The board of directors is directed to issue Dr. Usama 500 shares of convertible preferred shares of stock valued at $1,000 per share, convertible to common stock at $.002 per share.

          3. The Board of Directors is instructed to amend and make all appropriate filing and notices as required by law.

__________________________                 _______________________
DR   BASHIRUDDIN  USAMA                    DR.  CHARLES  HARPER

Date:     ____________                     Date:  ___________


I, Dr. Bashiruddin Usama, hereby certify that the foregoing resolution of the board of directors are true and correct.

DATE:  JUNE 1, 2003

______________________________
DR   BASHIRUDDIN  USAMA


EXHIBIT  B
----------

FORGIVENESS OF DEBT AGREEMENT
-----------------------------

PARTIES

Call-Solutions, Inc.
2250 Warrensville Center Rd
University Heights, OH 44118
(hereinafter referred to as "CSOL")

Dr. Bashiruddin Usama
23103 Fairmount Blvd.
Beachwood, OH 44122
(hereinafter referred to as "Dr. Usama")


SUBJECT

Settlement and Release for Forgiveness of Debt


TERMS

WHEREAS, in conjunction with its inspection and investigation, the Board of Directors has determined that the $50,000 loaned to CSOL on or about August 13, 2002, was actually wired to CSOL by Dr. Usama.

WHEREAS, after further investigation, it was determined that the certain agreement between Ron Allen and CSOL documenting this loan should be canceled, and a new agreement between Dr. Usama and CSOL should be issued reflecting the new agreement;

WHEREAS, Usama has agreed to cancel this debt in exchange for 500 Convertible Preferred Shares of Call-Solutions, Inc. stock at $1,000 per share, convertible to common voting shares at $.002 per share.

NOW THEREFORE IN CONSIDERATION OF THE FOREGOING RECITALS AND COVENANTS CONTAINED THEREIN, BOTH EXPRESS AND IMPLIED, THE PARTIES HEREBY AGREE TO THE FOLLOWING:

1.00 Usama agrees to forgive the debt of $50,000 loaned to CSOL in exchange for convertible preferred shares of CSOL stock as herein described.

2.00 CSOL agrees to issue 500 shares of convertible preferred stock valued at $1,000 per share, convertible to common stock at $.002 per share.

3.00 This agreement has been ratified and approved by an independent board of director, Dr. Charles Harper.

AGREED  TO  AND  ACCEPTED:               AGREED  TO  AND  ACCEPTED:
CALL-SOLUTIONS,  INC.


By________________________               ____________________________
Dr.  Charles  Harper                     Dr.  Bashiruddin  Usama

Date/Time:_________________              Date/Time:___________________